Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi receives positive CHMP opinion for Sarclisa® (isatuximab) for the treatment of relapsed and refractory multiple myeloma

*	Positive CHMP opinion based on data from ICARIA-MM, the first randomized Phase 3 trial to evaluate an anti-CD38 in combination with pom-dex

*	Sarclisa in combination with pomalidomide and dexamethasone (pom-dex) significantly reduced the risk of disease progression or death in adults by 40% compared to pom-dex alone in the trial

*	Sarclisa was approved by the FDA on March 2 in combination with pom-dex for the treatment of certain adults with RRMM

*	Multiple myeloma remains an incurable cancer associated with significant patient burden and need for additional treatments

Paris – March 27, 2020 – The European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion for Sarclisa® (isatuximab). The CHMP recommends Sarclisa in combination with pomalidomide and dexamethasone (pom-dex) for the treatment of adult patients with relapsed and refractory multiple myeloma (MM) who have received at least two prior therapies including lenalidomide and a proteasome inhibitor and have demonstrated disease progression on the last therapy.

The European Commission (EC) will review the CHMP recommendation and a final decision on the Marketing Authorisation Application for Sarclisa in the E.U. is expected in the coming months. Sarclisa has not been approved for commercial use in the E.U. Sarclisa was approved in the US on March 2 in combination with pomalidomide and dexamethasone (pom-dex) for the treatment of adults with RRMM who have received at least two prior therapies including lenalidomide and a proteasome inhibitor.

“Relapsed and refractory multiple myeloma is a complicated disease that continuously develops resistance to treatment, creating a significant need for continued innovation,” said John Reed, M.D., Ph.D., Sanofi’s Global Head of Research & Development. “This positive CHMP opinion for Sarclisa brings us closer to our ambition to deliver a new treatment option for patients in Europe with relapsed and refractory multiple myeloma.”

Sarclisa Phase 3 Study Results in Patients with RRMM

The CHMP positive opinion is based on data from ICARIA-MM, the first randomized Phase 3 trial to evaluate an anti-CD38 monoclonal antibody (mAB) in combination with pom-dex. In the ICARIA-MM study, Sarclisa added to pom-dex (Sarclisa combination therapy; n=154) demonstrated a statistically significant improvement of progression free survival (PFS) with a median PFS of 11.53 months compared to 6.47 months with pom-dex alone (n=153; HR 0.596, 95% CI: 0.44-0.81, p=0.0010). Sarclisa combination therapy also demonstrated a significantly greater overall response rate compared to pom-dex alone (60.4% vs. 35.3%, p<0.0001). In additional analyses, Sarclisa combination therapy compared to pom-dex alone showed a treatment benefit consistent across select subgroups reflective of real-world practice, including patients with high risk cytogenetics, those aged 75 years and older, patients with renal insufficiency, and patients who were refractory to lenalidomide.

The most common adverse reactions (all grades occurring in 20% or more of patients) in patients who received Sarclisa combination therapy were neutropenia (96%), infusion-related reactions (39%), pneumonia (31%), upper respiratory tract infection (57%) and diarrhea (26%). Serious adverse reactions that occurred in more than 5% of patients who received Sarclisa combination therapy included pneumonia (25.3%) and febrile neutropenia (12.3%). Permanent discontinuation of Sarclisa combination therapy due to an adverse reaction (Grades 3-4) occurred in 7% of patients, and 3% of patients discontinued due to an infusion-related reaction.

Multiple Myeloma: A Significant Burden to Patients

Multiple myeloma is the second most common hematologic malignancy1 with more than 138,000 new diagnoses of multiple myeloma worldwide yearly.2 In Europe, approximately 39,000 patients are diagnosed with multiple myeloma each year.3 Despite available treatments, multiple myeloma remains an incurable malignancy, and is associated with significant patient burden. Since multiple myeloma does not have a cure, most patients will relapse. Relapsed multiple myeloma is the term for when the cancer returns after treatment or a period of remission. Refractory multiple myeloma refers to when the cancer does not respond or no longer responds to therapy.

About Sarclisa

CD38 is highly and uniformly expressed on multiple myeloma cells and cell surface receptors, making it a potential target for antibody-based therapeutics such as Sarclisa. Sarclisa is a monoclonal antibody that binds to a specific epitope on the CD38 receptor on multiple myeloma cells. It is designed to work through many mechanisms of action including programmed tumor cell death (apoptosis) and immunomodulatory activity. The clinical significance of these findings is under investigation.

Sarclisa is approved in the U.S. in combination with pom-dex for the treatment of adults with relapsed refractory multiple myeloma who have received at least two prior therapies including lenalidomide and a proteasome inhibitor. In the U.S., the generic name for

Sarclisa is isatuximab-irfc, with irfc as the suffix designated in accordance with Nonproprietary Naming of Biological Products Guidance for Industry issued by the U.S. Food and Drug Administration.

Outside of the U.S., Sarclisa is an investigational agent and its safety and efficacy have not been established by any regulatory authority worldwide.

Sarclisa continues to be evaluated in multiple ongoing Phase 3 clinical trials in combination with current standard treatments across the multiple myeloma treatment continuum. It is also under investigation for the treatment of other hematologic malignancies and solid tumors. The safety and efficacy of these additional uses have not been reviewed by any regulatory authority worldwide.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981 8745 ashleigh.koss@sanofi.com	Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

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1	Kazandjian. Multiple myeloma epidemiology and survival: A unique malignancy. Semin Oncol. 2016;43(6):676-681. doi:10.1053/j/seminoncol.2016.11.004
2	International Myeloma Foundation. Myeloma Action Month. http://mam.myeloma.org/educate/.
Accessed January 2019. 2/6.
3

João C, Costa C, Coelho I, Vergueiro MJ, Ferreira M, Silva MG. Long-term survival in multiple myeloma. Clinical Case Reports. 2014;2(5):173-179. doi:10.1002/ccr3.76. 3. Schey SA, Morris J, Maguire Á, Dhanasiri